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June 28, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Era Anagnosti, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-1004

  Re:
  Sabre Industries, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed on: June 9, 2010
  File No.: 333-166432

Dear Ms. Anagnosti:

        Reference is made to the follow-up comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-166432) (the "Form S-1") of Sabre Industries, Inc. ("Sabre" or the "Company"), in your letter dated June 23, 2010 (the "Comment Letter").

        We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 2 to the Form S-1 (the "Amendment") that will be filed with the Commission on today's date.

        For your convenience, your comments are set forth in this letter, followed by the Company's responses. References in the responses below in this letter to "we", "our", "us" or similar phrases refer to the Company.

General

  1.
  Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

        We have updated the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X in the Amendment.

Prospectus Cover Page

  2.
  We note your response to comment four in our letter dated May 27, 2010. In view of the disclosure in the underwriting section concerning the role to be played by BofA Merrill Lynch and Stifel Nicolaus, as well as the above-the-line/below-the-line presentation used on the cover page, please revise the cover page to name only the lead underwriters, which appear to be only the aforementioned firms.

        We continue to believe that it is appropriate to name Baird, Gleacher & Company and Oppenheimer & Co. on the cover page of the prospectus because each is a "lead or managing underwriter" for purposes of Item 501(b)(8) of Regulation S-K. As we noted in our prior response, in the view of BofA Merrill Lynch and Stifel Nicolaus, each of Baird, Gleacher & Company and Oppenheimer & Co. is performing in this offering the duties customarily associated with a lead or managing underwriter, including participation in the drafting of the registration statement, responding to the Staff's comments thereon and due diligence on behalf of the other syndicate members (which will be identified later and named in the "Underwriting" section of the final prospectus).

        In its comment, the Staff refers to (i) "the disclosure in the underwriting section concerning the role to be played by BofA Merrill Lynch and Stifel Nicolaus" and (ii) the "above-the-line/below-the-line presentation [of the firms] on the cover page." In the "Underwriting" section, we refer to BofA Merrill Lynch and Stifel Nicolaus not as "lead or managing underwriters" but rather as "joint book-running managers." Serving as a "joint book-running manager" of an offering involves duties that are in addition to those of "lead or managing underwriters," including the preparation, arrangement and conduct of the road show, stabilization activities, making decisions as to the final allocations of shares among the numerous potential purchasers identified by the managing underwriters and any syndicate members and delivering shares to purchasers. As a result of the performance of these additional duties, the joint book-running managers will receive additional compensation. The fact that BofA Merrill Lynch and Stifel Nicolaus are performing these additional duties and receiving additional compensation for doing so does not indicate that Baird, Gleacher & Company and Oppenheimer & Co. are not serving as "lead or managing underwriters" within the meaning of Item 501(b)(8). We would also note that the "above-the-line/below-the-line presentation" on the cover page is an industry convention to distinguish those managing underwriters that are also serving as "joint book-running managers" from those managing underwriters that are not. As a result, we continue to believe that the presentation of Baird, Gleacher & Company and Oppenheimer & Co. on the cover page of the prospectus is appropriate.

Prospectus Summary, page 1

Our Company, page 1

  3.
  We note your disclosure of the non-GAAP measure adjusted EBITDA. Please also disclose, with equal or greater prominence, the most directly comparable GAAP measure, net income (loss). This comment is also applicable to your consolidated and segment disclosures on pages 2, 55, and 56 and in MD&A.

        Pursuant to the Staff's comment, we have disclosed, with equal or greater prominence, net income (loss), which is the most directly comparable GAAP measure to adjusted EBITDA, on pages 1, 2, 35, 36, 37, 38, 54 and 55 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Factors and Trends Affecting Our Results of Operations, page 27

Customer Concentration, page 28

  4.
  We note your response to comment 14 of our letter dated May 27, 2010. Without more information, we are not able to evaluate whether the agreements with your significant customers are agreements that would be required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. Supplementally please provide us with the analysis management undertook (such as what percentage of revenue was derived from each contract with a significant customer) to conclude that these agreements are not material and that you are not substantially dependent upon.

        As we noted in response to comment 14 of the Staff's letter dated May 27, 2010, we have determined that none of the contracts with our significant customers fall within the definition of a material contract for purposes of Item 601(b)(10) of Regulation S-K, as they are made in the ordinary course of business and our business is not substantially dependent on any of such contracts. For the fiscal year ended April 30, 2010, we had two significant customers, Verizon and U.S. Cellular, which accounted for 15.2% and 10.3% of our total revenues, respectively. Neither of these customers has any long-term commitment to purchase products from us. The total revenues generated are based on individual contracts submitted by the customer, which specify the quantity, pricing and other special requirements for a particular order. During fiscal 2010, we received in excess of 500 unique contracts from each of our two significant customers. Individually, none of these contracts were material to our consolidated results of operations. The single largest contract that we entered into with a significant customer during fiscal 2010 was for approximately $129,000, or less than 0.05% of our total revenues.

Results of Operations, page 30

  5.
  We note your revisions in response to comment 17 in our letter dated May 27, 2010, including the statement that more than half of your production capacity is represented by leased facilities. Based on your properties and facilities disclosures on page 65, it appears to us that almost 90% of the available square footage of your properties is represented by leased facilities. Please revise your disclosures to clarify the actual percentage of your total production capacity represented by leased facilities and the significance of the two facilities involved in the sale lease-back transaction. Also, as previously requested, please disclose and discuss utilization rates related to your production capacity during each period presented.

        Pursuant to the Staff's comment, we have revised the disclosures to clarify the actual percentage of our available square footage represented by leased facilities, the actual percentage of our total production capacity represented by leased facilities and the significance of the two facilities involved in the sale lease-back transaction. We have also disclosed and discussed the utilization rates related to our production capacity during each period presented. See pages 32, 33 and 34 of the Amendment.

  6.
  In light of the additional disclosures you provided in your response to comment 17 in our letter dated May 27, 2010, please demonstrate to us how you determined that the concurrent lease related to the facilities that you sold is properly classified and accounted for as an operating lease. Also, please provide us additional information related to the ownership structure of Pole Landlord, LLC, including any consideration as to if it is a VIE and if consolidation may be required.

        We have determined that the concurrent lease related to the facilities we sold is properly classified and accounted for as an operating lease. We considered the applicable criteria under ASC 840-40: Sale-Leaseback Transactions, and upon concluding that the transaction qualified for sale-leaseback accounting treatment, we evaluated the lease classification guidance per ASC 840: Leases ("ASC 840"). Under ASC 840, a lease will be classified as a capital lease if, at its inception, the lease meets one or more of four enumerated criteria. We determined that, at its inception, the sale-leaseback arrangement with Pole Landlord LLC did not meet any of the four criteria. The arrangement did not transfer ownership of the properties to us, nor did the agreement include a bargain purchase option. The term of the lease is 20 years, which does not represent 75% or more of the 40-year economic life of the two properties. Finally, the present value of the minimum lease payments of $22,880,690 is not equal to or greater than 90% of the $26,700,000 fair value of the properties, as determined by the total proceeds from the sale of the property to a third party.

        Pole Landlord LLC is a wholly owned subsidiary of CPA:17 Limited Partnership, a Delaware limited partnership, which is owned 99.85% by Corporate Property Associates 17—Global Incorporated, a Maryland corporation, and 0.15% by W.P. Carey Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of W.P. Carey & Co., LLC, a Delaware limited liability company. We are not affiliated with, and do not have any ownership interest in, any of Pole Landlord LLC, CPA:17 Limited Partnership, Corporate Property Associates 17—Global Incorporated, W.P. Carey Holdings, LLC or W.P. Carey & Co., LLC. We believe that Pole Landlord LLC is a subsidiary of a viable operating company. Pole Landlord LLC is not a related party, we do not provide it with a guarantee and the lease payments are at market rates. Therefore, we believe that consolidation is not required under ASC 810: Consolidation.

Liquidity and Capital Resources, page 41

  7.
  We note your disclosure on page 42 of the $3 million capital expenditure limit under the Commerzbank Facility; however, we also note there were approximately $23.1 million and $6.9 million of property and equipment purchases in fiscal years 2008 and 2009, respectively. Please clarify how you complied with this debt covenant under the credit facility.

        The Commerzbank Facility provides that our capital expenditures were not permitted to exceed $3.0 million annually through fiscal 2009, and $4.3 million in fiscal 2010. We are permitted to carry over into each fiscal year the unused capital expenditures from the immediately preceding fiscal year. In addition, the Commerzbank Facility specifically excludes from the calculation capital expenditures for the construction of our Alvarado, Texas manufacturing and galvanizing facility, which were $21.3 million, $4.7 million and $0 for the years ended April 30, 2008, 2009 and 2010, respectively. After taking into account the carryover from prior years and the exclusion of the capital expenditures relating to the Alvarado, Texas manufacturing and galvanizing facility, we were in compliance with the capital expenditure limits set forth in the Commerzbank Facility for each of the years ended April 30, 2008, 2009 and 2010. We have revised the disclosure on page 40 of the Amendment accordingly.

Summary of Critical Accounting Policies and Estimates, page 43

Goodwill and Other Long-Lived Assets, page 43

  8.
  We note your revised disclosure related to the goodwill impairment charge with respect to the CellXion reporting unit. Please include appropriate risk factor disclosure related to the effect that such impairment charges may have on your business.

        Pursuant to the Staff's comment, we have added risk factor disclosure on pages 16 and 17 of the Amendment related to the effect that the goodwill impairment charge with respect to the CellXion reporting unit may have on our business.

  9.
  Please disclose the specific facts and circumstance and/or any changes in assumptions that led to the CellXion goodwill impairment and the trademark impairment here and in the notes to your updated financial statements in accordance with ASC 350-20-50-2 and ASC 350-30-50-3.

        Pursuant to the Staff's comment, we have included the required disclosures pertaining to the CellXion goodwill impairment and the trade name impairment in the Summary of Critical Accounting Policies and Estimates and in the footnotes to the audited financial statements in accordance with ASC 350-20-50-2 and ASC 350-20-50-3. See pages 42 and F-18 of the Amendment.

  10.
  Please disclose the remaining carrying value of the trademark after the impairment, and your basis that it remains recoverable.

        Pursuant to the Staff's comment, we have disclosed the remaining carrying value of the trade name after the impairment, and our basis that it remains recoverable, in the Summary of Critical Accounting Policies and Estimates and in the footnotes to the audited financial statements. See pages 44, F-18 and F-27 of the Amendment.

  11.
  As noted in your response letter, please disclose that there are no other asset groups for which a potential impairment was identified in the fourth quarter impairment test.

        Pursuant to the Staff's comment, we have disclosed that there are no other asset groups for which a potential impairment was identified in the fourth quarter impairment test in the Summary of Critical Accounting Policies and Estimates and in the footnotes to the audited financial statements. See page 44 of the Amendment.

Contractual Obligations, page 48

  12.
  Please include estimated interest payments in the tabular presentation of contractual obligations.

        Pursuant to the Staff's comment, we have included estimated interest payments in the tabular presentation of contractual obligations on page 47 of the Amendment.

Executive Compensation, page 72

Management's Role in the Compensation Setting Process, page 73

  13.
  We note your response to comment 32 in our letter dated May 27, 2010. Please revise your disclosure to clarify what you mean by the phrase "formal compensation benchmarking (emphasis added)." In addition, please revise your disclosure to explain how management used the information it obtained from the two compensation consultants you reference on page 73.

        Pursuant to the Staff's comment, we have revised the disclosure on page 72 of the Amendment to clarify what we mean by the phrase "formal compensation benchmarking." We have also revised the disclosure on page 72 of the Amendment to explain how management used the information it obtained from a compensation consultant.

Employment Agreements, page 84

Separation Agreement with David J. de Poincy, page 85

  14.
  When executed, please file the separation agreement with Mr. de Poincy as an exhibit to the registration statement, and revise your disclosure to include a brief discussion of its material terms.

        We intend to file the separation agreement with Mr. de Poincy as an exhibit to the registration statement and revise the disclosure to include a brief discussion of its material terms when the separation agreement is executed. We understand that the Staff will need adequate time to review this information once it is provided.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

  15.
  Please disclose in a footnote the significant terms of the common stock issuances you provided supplementally in your response to comment 49 in our letter dated May 27, 2010, for each period presented. When you determine the IPO price, please provide us a reconciliation of the IPO price with the fair values of any equity issuances and option grants.

        Pursuant to the Staff's comment, we have disclosed in a footnote to the consolidated financial statements the significant terms of the common stock issuances for each period presented. See page F-34 of the Amendment. When the estimated IPO price range is determined, we will provide the Staff a reconciliation of the estimated IPO price range with the fair values of any equity issuances and option grants.

Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page F-10

  16.
  We note your response to comment 51 in our letter dated May 27, 2010. Please disclose your revenue recognition policy for installation services including the disclosures required by ASC 605-25-50. Please note that if service revenues exceed 10% of total revenues in the future, including in your updated financial statements, you should separately disclose service revenues and the related costs in the statements of operations in accordance with Rules 5-03(1) and (2) of Regulation S-X.

        Pursuant to the Staff's comment, we have disclosed our revenue recognition policy for installation services, including the disclosures required by ASC 605-25-50, on pages 44 and F-11 of the Amendment. Service revenue did not exceed 10% of our total revenue for any of the periods presented. Service revenue represented 8% of our total revenue in fiscal 2010. To the extent that service revenue exceeds 10% of our total revenues in the future, we will update our financial statements and disclose service revenue and the related costs in the statements of operations in accordance with Rules 5-03(1) and (2) of Regulation S-X.

Note 8. Long-Term Debt, page F-17

  17.
  We note your response to comment 52 in our letter dated May 27, 2010, that the warrant instruments do not have a "net settlement feature" yet your disclosure on page 95 states that the warrants may be settled in cash or stock at the option of the holder. Your disclosure also indicates that the exercise price and number of shares issuable may be adjusted due to "certain equity issuances". Please tell us your consideration of these provisions.

        Pursuant to the Staff's comment, we note that the statement that the warrant instruments have "no net settlement feature" in our response to comment 52 to the Staff's letter dated May 27, 2010 should instead state that the warrant instruments have "no net cash settlement feature." The warrant holders are not entitled to a net cash settlement under the warrant agreements, and warrant exercises can only result in the physical delivery of shares. The cash settlement provision described on page 95 of Amendment No. 1 to the Form S-1 refers to the warrant holder's option to pay the exercise price in cash.

        The fact that the exercise price of the warrants and number of shares issuable upon exercise may be adjusted due to "certain equity issuances" was considered when determining the classification of the warrants. The warrant holders hold a minority interest in us. The adjustment provisions in the warrant agreements were evaluated pursuant to the provisions of ASC 815: Derivatives and Hedging ("ASC 815"). Therefore, we believe that the warrants fall outside the scope of ASC 815 and that equity classification of the warrants is appropriate. The warrant agreement is a free-standing instrument indexed to the Company's common stock. We have revised the disclosure on page 95 of the Amendment to clarify.

Note 20. Segment Reporting, page F-32

  18.
  Please note that the product-line disclosure required by ASC 280-10-50-40 is an entity-wide disclosure. As such, please provide revenues by major product or service group such as towers, shelters, equipment, ancillary components, electric T&D poles, tubular products, galvanized structures, and civil work, foundation installation, and tower erection services or however products and services are grouped within your internal reporting structure. Alternatively you may disclose that it is impractical to provide product-line disclosures.

        Pursuant to the Staff's comment, we have included the product-line disclosure required by ASC 280-10-50-40, including revenues by towers, equipment shelters, ancillary components, installation services, T&D poles and galvanizing, on page F-36 of the Amendment.

  19.
  We note your response to comment 53 in our letter dated May 27, 2010. Please provide us revenues and operating results for each of your operating segments during each period presented.

        Pursuant to the Staff's comment, the revenues and operating results for each of our operating segments during each period presented are set forth on Appendix A attached hereto.

        We are supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, and the information contained therein, are nonpublic and confidential and remain the property of the Company. We hereby request that Appendix A, and all copies thereof, be returned to the undersigned promptly following completion of the Staff's review thereof.

* * * * *

        We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,
/s/ JULIE M. ALLEN
Enclosures
cc:	James D. Mack (Sabre Industries, Inc.) James J. Junewicz (Winston & Strawn LLP) David A. Sakowitz (Winston & Strawn LLP)

 APPENDIX A

        Supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.

A-1

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APPENDIX A